BRANDON J. CAGE

Assistant Vice President, Counsel

Law Department

Phone: 949-219-3943

Fax: 949-219-3706

Brandon.Cage@pacificlife.com

September 25, 2020

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Pacific Life Insurance Company

Pacific Select Exec Separate Account – File No. 811-05563

Initial Registration Statements on Form N-6; Pre-Effective Amendment No. 1

Pacific Admiral VUL Flexible Premium Life Insurance Policy - File No. 333-238780

MVP VUL Admiral Flexible Premium Life Insurance Policy - File No. 333-238781

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“Pacific Life”) and Pacific Select Exec Separate Account of Pacific Life (811-05563), set forth below are responses to Staff comments received on September 18, 2020, in connection with the above referenced Initial Registration Statement (filed on May 29, 2020) and Pre-Effective Amendment No. 1 (filed on August 26, 2020) on Form N-6. All disclosure changes included in this response will be made to all registration statements referenced above, as applicable.

GENERAL

1.	Staff Comment: Where a comment is made with regard to disclosure in one location of a registration statement, it is applicable to all similar disclosure appearing elsewhere in the registration statement. Please ensure that all corresponding changes are made to all similar disclosure.

Response: Duly noted.

PROSPECTUS

Cover Page

2.	Staff Comment: Please add the following disclosure as the third sentence to the penultimate paragraph “Also, before you purchase this Policy, you may request a personalized illustration of your future benefits under the Policy based on your Risk Class, the Death Benefit Option, Face Amount, planned premium, and any rider requested.”

Response: We made the requested modification.

Ms. Choo

September 25, 2020

Benefits and Risks of Your Policy

Benefits of Your Policy

3.	Staff Comment: Death Benefit subsection (page 4) – Please state that the company will notify the policyholder that premium payments are being limited to prevent the Policy from becoming a Modified Endowment Contract and any excess premium will be returned to the policyholder.

Response: We added the following disclosure:

“We will notify you if we limit premium payments to prevent the Policy from becoming a Modified Endowment Contract and any excess premium will be returned to you.”

4.	Staff Comment: Investment Options subsection (page 4) – If accurate, please also add that a Segment is created when net premiums are allocated to an Indexed Fixed Option.

Response: Any money allocated to the Indexed Fixed Options first go to the Fixed Account then into an Indexed Fixed Option to create a Segment. Since net premiums go to the Fixed Account and more often than not remain there until a new Segment can be created on the next Segment Start Date (e.g. the 15th of each month), it may be misleading from a timing perspective to add the requested language. No change will be made.

5.	Staff Comment: Risks that We May No Longer Offer the Indexed Fixed Options subsection (page 6) – The prospectus states earlier that Indexed Accumulated Value may only be transferred to another Indexed Fixed Option or to the Fixed Options. On page 6, the reference to “any Investment Option” in the third sentence would include variable investment options as well. Please specify which investment options are available if an indexed account is discontinued.

Response: To provide clarity, we modified the third sentence as follows:

“If we discontinue an Indexed Account, you may transfer Indexed Accumulated Value to any other available Indexed Account or to the Fixed Options consistent with your Policy’s investment and transfer restrictions at Segment Maturity.”

6.	Staff Comment: Segment Maturity subsection (page 6) – Please modify the first sentence by removing “is either reallocated” and replacing that with “the policyholder may reallocate the segment value”. In addition, please state how the money will be allocated if the policyholder does not make an election.

Response: We modified the first sentence as follows:

“At the end of a Segment Term, you may reallocate the Segment Value to a new Indexed Account Segment or to the Fixed Options.”

We also added the following disclosure as the last sentence:

“If no reallocation instructions are provided, the Segment Maturity Value will be reallocated to a new Segment of the same Indexed Account.”

Ms. Choo

September 25, 2020

7.	Staff Comment: Segment Maturity (page 6) – Policy holders may not be aware that a segment term is ending or that new rates and returns may apply to a new segment. The company should give policyholders notification before the segment term ends, that the term is ending and that new rates and terms are available.

Response: Currently, we provide Segment information to policyholders. As disclosed in this Segment Maturity section, a policyholder can find their Segment information in their quarterly and annual Policy statements. The statements provide the policyholder with the following information: Segment Term (start and term ending dates), rates for their existing Segment, where the Segment Maturity Value will transfer to at the end of a Segment Term, a reminder to contact us if they want to make changes to their Segments prior to maturity, and what their current allocation instructions are for new premium that may be targeted for an Indexed Account. This is in addition, to calling us anytime for information or working with their life insurance producer.

In our previous response, we stated that the disclosure was consistent with prior Staff comments. The disclosure in question was completely revised to address policyholder notification. The full disclosure in this section prior to the revision was “At the end of a Segment Term, the Segment Value is either transferred to a new Indexed Account Segment, or to the Fixed Options.” To provide more information on the prior filings where this topic was previously reviewed and revised, please see 333-231309, 333-231310, and 333-231311 – registration statements that went effective October 7, 2019. We should have included the prior filing information in our first response, sorry for the oversight.

8.	Staff Comment: Segment Maturity (page 6) – Since a policyholder can never move accumulated value from an indexed fixed option to a variable option, the use of “any other Investment Option” in the bold sentence may be confusing. Please reconcile.

Response: To provide clarification and avoid any confusion, we modified the sentence as follows:

“Once a Segment is created, you cannot transfer Accumulated Value out of that Segment to any other Indexed Account or Fixed Options until the end of the Segment Term”

For consistency, we modified all similar references throughout the prospectus.

9.	Staff Comment: Change in Growth Cap subsection (page 6) – Please name the indexed accounts in the first sentence that have a Growth Cap.

Response: We modified the first sentence as follows:

“We determine the Growth Cap for the 1-Year Indexed Account and the 1-Year High Cap Plus Indexed Account.”

10.	Staff Comment: Change in Segment Adjustment Factor (page 7) – In the second sentence, please add “Rate” after “Indexed Threshold”.

Response: We made the requested modification.

11.	Staff Comment: Costs of Managing Segment Indexed Interest subsection (page 7) – Please add a cross reference to the examples of calculations of the Segment Index Interest that appear later in the Prospectus.

Ms. Choo

September 25, 2020

Response: We made the requested modification.

Fee Tables

12.	Staff Comment: Footnote number 5 (page 12) – Please revise the second sentence for clarity to indicate which interest amounts are being referred to.

Response: To provide clarity on function and timing of interest charged and interest earned on the Standard Loan Account, we modified the first three sentences as follows [new/modified disclosure underlined for your reference]:

“In addition, to the Standard Loan interest charge, the Standard Loan Account Value that is used to secure Standard Policy Debt will be credited interest at a minimum of 2.00% to help offset the Standard Loan interest charge of 2.25%. Standard Loan interest on the Standard Loan Account and Standard Policy Debt accrues daily and any Standard Loan interest that has accrued is due on each Policy Anniversary. Any unpaid Standard Loan interest on each Policy Anniversary will be added to the Standard Loan Account.”

Timing of Payments, Forms and Requests

13.	Staff Comment: Last paragraph of the When we make payments and transfers subsection (page 24) – Here and in the third paragraph of the “When We Pay the Death Benefit” subsection (page 32), please supplementally explain why “will pay” was changed to “may pay”. If the change was made because some states do not require that interest be paid during this period, please change may back to will and except out payment of interest when not required by state law.

Response: The original change from “will” to “may” was based on certain states that do not require an interest payment. We modified the disclosure to change “may” back to “will” and added “if required by state law” where applicable.

14.	Staff Comment: Last paragraph of the When we make payments and transfers subsection (page 24) – Same comment as Comment 13 above, “will” was changed to “may” for payments delayed more than 31 calendar days, please supplementally explain why “will pay” was changed to “may pay”. If the change was made because some states do not require that interest be paid during this period, please change “may” back to “will” and except out payment of interest when not required by state law.

Response: The original change from “will” to “may” was based on certain states that do not require interest. We modified the disclosure to change “may” back to “will” and added “if required by state law” where applicable.

15.	Staff Comment: Page 26, Understanding Policy Expenses flow chart – The company states in its response letter the interest charge on loans are not part of the monthly deduction and therefore, are not reflected in the flowchart. Please revise the flow chart to reflect how interest charges on loans are paid and credited. Also, please add a box for an Alternate Loan.

Response: We updated the flow chart regarding interest charged and credited on Standard Loans and also added a new box for an Alternate Loan.

Scheduled Annual Renewable Term Rider

16.	Staff Comment: Page 35 – The third bullet on the top of page 35 that states “Each increase is an increase to the Coverage Layer at issue, and does not create a new Coverage Layer”, please briefly explain the consequences of this distinction.

Ms. Choo

September 25, 2020

Response: We modified the third bullet as follows [new disclosure underlined for your reference]:

“Each increase is an increase to the Coverage Layer at issue, and does not create a new Coverage Layer; the original rates at Policy issue will apply to the increase.

Indexed Fixed Options

Segment Adjustment Factor

17.	Staff Comment: Page 80, Segment Adjustment Factor subsection – Please clarify in the third bullet that the segment indexed interest rate may not be less than zero.

Response: We made the requested modification.

Where to Go For More Information

18.	Staff Comment: Last page - Please add the ’33 Act File Number.

Response: We made the requested modification.

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

/s/ Brandon J. Cage

Brandon J. Cage